================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 --------------

                                   SCHEDULE TO
                                 (RULE 14D-100)
                                (AMENDMENT NO. 8)
                                (FINAL AMENDMENT)
                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------

                        TRAVELERS PROPERTY CASUALTY CORP.
                       (Name of Subject Company (Issuer))

                       THE TRAVELERS INSURANCE GROUP INC.

                                 CITIGROUP INC.

                        TRAVELERS PROPERTY CASUALTY CORP.
                      (Names of Filing Persons (Offerors))

                                 --------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                 --------------

                                    893939108
                      (CUSIP Number of Class of Securities)

                                 --------------

                          Charles O. Prince, III, Esq.
                                 Citigroup Inc.
                              153 East 53rd Street
                            New York, New York 10043
                            Telephone: (212) 559-1000
                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:
                             Eric J. Friedman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                            Telephone: (212) 735-3000

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X] third-party tender offer subject to Rule 14d-1.
   [ ] issuer tender offer subject to Rule 13e-4.
   [X] going-private transaction subject to Rule 13e-3.
   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [X]
================================================================================

                               SCHEDULE 13D AND TO

CUSIP No. 893939108                                                  Page 2 of 5
--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       The Travelers Insurance Group Inc.     06-1008174
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       WC, OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                0
  NUMBER OF              -------------------------------------------------------
   SHARES                   8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      379,959,059*
    EACH                 -------------------------------------------------------
  REPORTING                 9   SOLE DISPOSITVE POWER
   PERSON
    WITH                        0
                         -------------------------------------------------------
                           10   SHARED DISPOSITVE POWER

                                379,959,059*
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       379,959,059
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       98.7%*
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       HC
--------------------------------------------------------------------------------
* Includes 328,020,170 shares of Class B Common Stock that, as of April 19, 2000, have been converted on a share-for-share basis into shares of Class A Common Stock and 51,938,889 Shares validly tendered in response to the Offer and not withdrawn.

                               SCHEDULE 13D AND TO

CUSIP No. 893939108                                                  Page 3 of 5
--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Citigroup Inc.                         521568099
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       WC, OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                0
  NUMBER OF              -------------------------------------------------------
   SHARES                   8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      379,959,059*
    EACH                 -------------------------------------------------------
  REPORTING                 9   SOLE DISPOSITVE POWER
   PERSON
    WITH                        0
                         -------------------------------------------------------
                           10   SHARED DISPOSITVE POWER

                                379,959,059*
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       379,959,059
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       98.7%*
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       HC
--------------------------------------------------------------------------------
* Includes 328,020,170 shares of Class B Common Stock that, as of April 19, 2000, have been converted on a share-for-share basis into shares of Class A Common Stock and 51,938,889 Shares validly tendered in response to the Offer and not withdrawn.

     This Amendment No. 8 constitutes the final amendment to the Tender Offer Statement on Schedule TO initially filed on March 23, 2000 by Citigroup Inc., a Delaware corporation ("Parent"), The Travelers Insurance Group Inc., a Connecticut corporation (the "Purchaser"), and an indirect wholly owned subsidiary of Parent, and Travelers Property Casualty Corp., a Delaware corporation (the "Company"), relating to the third-party tender offer by the Purchaser to purchase all of the issued and outstanding shares of Class A common stock, par value $.01 per Share, of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2000 (the "Offer to Purchase"), as amended by the First Supplement thereto, dated April 4, 2000 (the "First Supplement"), the Second Supplement thereto, dated April 6, 2000 (the "Second Supplement") and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). This Amendment also constitutes Amendment No. 1 to the Purchaser's and Parent's Statement on Schedule 13D originally filed on April 20, 2000.

     The information in each of the Offer to Purchase, the First Supplement and the Second Supplement, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement or the Second Supplement.

ITEM 6. INTEREST OF SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby amended and supplemented by the following:

     The Offer expired at 12:00 midnight, New York City time, on Wednesday, April 19, 2000. Based upon the final count of the Depositary a total of 51,938,889 Shares were validly tendered in response to the Offer and not withdrawn (including Shares tendered pursuant to a guarantee of delivery). In accordance with the terms of the Offer, the Purchaser has instructed the Depositary to pay promptly the purchase price of $41.95 per Share for each Share accepted for payment. After giving effect to the purchase of Shares tendered and together with the 328,020,170 shares of Class B Common Stock which were converted on April 19, 2000 by the Purchaser into an equal number of Shares, the Purchaser owns approximately 98.7% of the oustanding Shares.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SCHEDULE TO AND SCHEDULE 13E-3

                                       CITIGROUP INC.

                                       By: /s/ Katherine McG. Sullivan
                                          ------------------------------------
                                          Name:  Katherine McG. Sullivan
                                          Title: Vice President and Assistant
                                                 Secretary

                                       THE TRAVELERS INSURANCE GROUP INC.

                                       By: /s/ Katherine McG. Sullivan
                                          ------------------------------------
                                          Name:  Katherine McG. Sullivan
                                          Title: Vice President and Secretary

                                    SCHEDULE 13E-3

                                       TRAVELERS PROPERTY CASUALTY CORP.

                                       By: /s/ James M. Michener
                                          ------------------------------------
                                          Name:  James M. Michener
                                          Title: Senior Vice President,
                                                 Secretary and General Counsel

Date: April 26, 2000